Exhibit 99.1

NEWS RELEASE

CONTACTS:        Allergan:

Investors:

Manisha Narasimhan, PhD

(862) 261-7162

Media:

Amy Rose

(862) 289-3072

Robert J. Hugin Appointed to Allergan Board of Directors

– Sixth New Director Since 2017 as Part of Allergan’s Transformation from a Generic to a Branded Biopharmaceutical Company –

– Company to Recommend FOR a Shareholder Proposal to Phase In Independent Board Chair at Next Leadership Transition –

DUBLIN, IRELAND – February 19, 2019 – Allergan plc (NYSE: AGN), a leading global biopharmaceutical company, today announced that Robert J. Hugin has been appointed to Allergan’s Board of Directors, effective immediately. Mr. Hugin was formerly the Chief Executive Officer and Chairman of Celgene Corporation, a global biopharmaceutical company, where he built an outstanding track record of driving growth and medical innovation throughout his 19-year tenure at the company.

“We are pleased to welcome Bob Hugin, a highly-regarded biopharmaceutical and business leader, to our Board of Directors,” said Chris Coughlin, Lead Independent Director of Allergan’s Board. “With his extensive industry leadership and public company board experience, Bob will further strengthen our Board and augment its diverse set of skills and perspectives. Bob becomes the sixth new director we have added to the Board in the past two years as part of our transformation from a generic to a branded biopharmaceutical company.”

“Bob is an industry leader with deep operational, financial and commercial experience that is relevant to Allergan’s business and strategy,” said Brent L. Saunders, Chairman and Chief Executive Officer at Allergan. “He has a strong track record of developing innovative therapies, delivering strong business results and creating shareholder value. I look forward to working with Bob and to Allergan benefitting from his expertise.”

“I am excited to join the Allergan Board and begin working with Brent and the entire Board of Directors to create sustained value for shareholders,” said Bob Hugin. “In Allergan, I see a company with market leading positions in four therapeutic areas, a promising R&D pipeline and a focus on executing its business strategy. I look forward to contributing to the Board’s effective, independent oversight of Allergan’s strategy.”

As Chairman and Chief Executive Officer of Celgene Corporation, Mr. Hugin was instrumental in the strategic growth of the company, overseeing the expansion of Celgene from a U.S.-based biopharmaceutical company to a global company with operations in more than 50 countries. Mr. Hugin is a member of the Board of Trustees of Princeton University, the Board of Trustees at the Darden School of Business at the University of Virginia and is past Chairman of the Board of The Pharmaceutical Research and Manufacturers of America. Mr. Hugin formerly served on the boards of Danaher Corporation, The Medicines Company, Coley Pharmaceutical Group and Atlantic Health System.

In addition, the Allergan Board of Directors today announced its intention to recommend FOR a pending shareholder proposal, which will also appear in Allergan’s 2019 proxy statement, requiring an Independent Board Chair to be phased in during the next leadership transition.

“Today’s announcements reflect our Board’s ongoing commitment to active board refreshment and governance best practices, as well as continuous engagement with our shareholders,” said Mr. Coughlin. “These actions enhance our Board leadership and governance policies, while preserving existing leadership arrangements, achieving a balance that we believe our shareholders will embrace.”

About Allergan plc

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a bold, global pharmaceutical leader. Allergan is focused on developing, manufacturing and commercializing branded pharmaceutical, device, biologic, surgical and regenerative medicine products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products primarily focused on four key therapeutic areas including medical aesthetics, eye care, central nervous system and gastroenterology.

Allergan is an industry leader in Open Science, a model of research and development, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. With this approach, Allergan has built one of the broadest development pipelines in the pharmaceutical industry.

Allergan’s success is powered by our global colleagues’ commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what is right.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives every day.

For more information, visit Allergan’s website at www.Allergan.com.

Forward-Looking Statement

Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective on existing trends and information as of the date of this release. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s products; the impact of uncertainty around timing of generic entry related to key products, including RESTASIS®, on our financial results; risks associated with divestitures, acquisitions, mergers and joint ventures; risks related to impairments; uncertainty associated with financial projections, projected debt reduction, projected cost reductions, projected synergies, restructurings, increased costs, and adverse tax consequences; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2018. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

# # #